FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of November 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 AND 2 OF THE REGISTRANT'S FIRST PRESS RELEASE AND THE INFORMATION IN PARAGRAPHS 1 THRU 7 OF THE REGISTRANT'S SECOND PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are the following Registrant's press releases:

1. BOS Announces Closing of Odem Transaction; Dated November 18, 2004.

2. B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Third Quarter of 2004; Dated November 29, 2004.




Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: November 29, 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS ANNOUNCES CLOSING OF ODEM TRANSACTION

NASDAQ NOTIFIES COMPANY OF COMPLIANCE WITH CONTINUED LISTING REQUIREMENT

TERADYON, ISRAEL - November 18, 2004 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), a global developer of high quality communication solutions, announced today the Closing of the transaction for the purchase of 63.6% of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. ("Odem"), from Odem's existing shareholders. Odem, an Israeli private company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market. The details of the transaction are as previously disclosed in the Company's press release of November 3, 2004.

Additionally, the Company announced that it has received notice from the Nasdaq Stock Market certifying that it has regained compliance with the continued inclusion requirement of minimum market value of publicly held shares of $5,000,000.

ABOUT BOS

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

Software Utilities line (www.printbos.com) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOSC).

ABOUT ODEM

ODEM electronic technologies 1992 ltd. (Odem), is a leading Israeli distributor of advanced electronic and electromechanical components to local and global customers in the defense, telecommunication and imaging industries. Odem currently represents over 30 major international suppliers of electronic and electromechanical components, information technology network equipment and image processing products. Among the companies represented are Texas Instruments Inc. and Honeywell International Inc. Odem is heavily involved in design-in process with many of the electronic manufacturers in Israel. The qualified management and technical staff of Odem posses significant know-how and the experience needed for this task. Odem brings new technologies such as RFID and wireless communication to the markets.

For further information, please contact:
Mr. Nehemia Kaufman, CFO
Tel. +972-4- 9907555
e-Mail: ir@boscom.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2004

TERADYON, ISRAEL - November 29, 2004 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOSC) announced today its financial results for the quarter ended September 30, 2004.

FINANCIAL RESULTS OF CONTINUING SEGMENTS

Revenues for the third quarter of 2004 were $1,457 thousands, compared to $1,397 thousands recorded in the second quarter of 2004 and an increase of 11.6% over revenues of $1,305 thousands for the third quarter of 2003.

Net loss for the third quarter of 2004 was $385 thousands (or -$0.09 per share), compared to net loss of $387 thousands (or -$0.10 per share) in the second quarter of 2004, and net earning of $166 thousands (or $0.04 per share) in the third quarter of 2003.

Gross profit for the quarter was $766 thousands, or 52.6% of revenues, compared to $680 thousands, or 48.6% of revenues, for the second quarter of 2004, and $1,162 thousands or 88.9% of revenues for the third quarter of 2003 (or $823 thousands and 63% of revenues, when excluding income of $339 thousands in the third quarter of 2003 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist). The major reasons for the decrease in 2004 were
(a) delay in sales of software based products due to longer sale cycle, and (b) a change in the Company's product mix towards products with lower gross margins such as Thin Clients.

Operating expenses for the third quarter of 2004 were $1.1 million, similar to the expenses for the second quarter of 2004 and compared to $745 thousands (after excluding restructuring cost in the amount of $325 thousands) for the third quarter of 2003.

Net loss for the nine months ended September 30, 2004 was reduced by 31% to $1,209 thousands from $1,752 thousands for the nine months ended September 30, 2003.

As of September 30, 2004, the Company's balance sheet shows liquid financial resources (cash and equivalents, deposits and marketable securities) of $7.6 million and a convertible liability note (long and short term) of $1.9 million.

In September 2004, we purchased the majority of Quasar Communication Systems Ltd. ("Quasar") assets relating to Quasar's business, including its fixed assets, product lines, intellectual property rights and industrial rights, know-how, technology, licenses, assignable existing distribution channels and markets, and goodwill. In consideration for the acquired assets, the Company has issued Quasar 285,000 Ordinary Shares valued at $539 thousands. Since the purchase of Quasar assets was on September 29, it only affected the balance sheet as of September 30, 2004.

Adiv Baruch, B.O.S.' President and CEO stated:

"During the third quarter the Company continued to work according to its plan. The VOIP sales have continued to increase while we continue to invest in R&D. During this quarter the Company also finalized the asset acquisition of Quasar and examined the Odem deal that was finalized during Q4. The results of these acquisitions will take partial effect in Q4 and be fully integrated in Q1 2005."


FINANCIAL RESULTS OF DISCONTINUED SEGMENT

The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo") in accordance with accounting standards for "discontinued operations".

There was no significant operation in the discontinued segment in the nine months ended September 30, 2004.

ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

The Software Utilities line (www.printbos.com) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.

Quasar Telecom (2004) Ltd., BOS' wholly owned subsidiary holds the assets of Quasar Communication Systems ("Quasar") purchased by the Company. Quasar, a leading developer and manufacturer of advanced cellular gateways that eliminate interconnection charges between cellular and landline networks, was established in 1993, operating from the headquarter in Israel.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOSC).

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                       B.O.S - CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS


                                                     SEPTEMBER 30,  DECEMBER 31,
                                                         2004          2003
                                                       --------      --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $  5,098      $  3,872
  Short-term marketable securities                        1,936         1,014
  Trade receivables, net                                    953         1,075
  Other accounts receivable and prepaid expenses            560           317
  Inventories                                               873           961
                                                       --------      --------

TOTAL CURRENT ASSETS                                      9,420         7,239
                                                       --------      --------

LONG-TERM INVESTMENTS:
  Long term marketable securities                           554         1,862
  Severance pay funds                                       729           684
  Investment in a company                                 3,112         3,112
                                                       --------      --------

TOTAL LONG-TERM INVESTMENTS                               4,395         5,658
                                                       --------      --------

PROPERTY AND EQUIPMENT, NET                                 615           598
                                                       --------      --------

INTANGIBLE ASSETS
  Goodwill                                                  903           741
  Other intangible assets                                   505             -
                                                       --------      --------

TOTAL INTANGIBLE ASSETS                                   1,408           741
                                                       --------      --------

ASSETS RELATED TO DISCONTINUING SEGMENT                       3           119
                                                       --------      --------

TOTAL ASSETS                                           $ 15,841      $ 14,355
                                                       ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long term convertible note     $    508      $      -
  Trade payables                                            608           464
  Employee and payroll accruals                             433           404
  Deferred revenues                                         281           378
  Accrued and other liabilities                             981           911
                                                       --------      --------

TOTAL CURRENT LIABILITIES                                 2,811         2,157
                                                       --------      --------

LONG TERM LIABILITIES:
  Long term Convertible note                              1,383             -
  Accrued severance pay                                   1,015           951
                                                       --------      --------
TOTAL LONG TERM LIABILITIES                               2,398           951
                                                       --------      --------

LIABILITIES RELATED TO DISCONTINUING SEGMENT                254           374
                                                       --------      --------

SHAREHOLDERS' EQUITY:
  Share capital                                           4,559         4,309
  Additional paid-in capital                             43,715        43,247
  Accumulated other comprehensive income                      4             -
  Treasury shares                                             -          (150)
  Accumulated deficit                                   (37,900)      (36,533)
                                                       --------      --------

TOTAL SHAREHOLDERS' EQUITY                               10,378        10,873
                                                       --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 15,841      $ 14,355
                                                       ========      ========

                 B.O.S. - CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS


                                                        NINE MONTHS ENDED            THREE MONTHS ENDED        YEAR ENDED
                                                          SEPTEMBER 30,                 SEPTEMBER 30,           DECEMBER
                                                   --------------------------    --------------------------        31,
                                                      2004           2003           2004           2003           2003
                                                   -----------    -----------    -----------    -----------    -----------
Revenues                                           $     4,043    $     4,202    $     1,457    $     1,305    $     5,728
Cost of revenues                                         1,927          1,400            691            482          1,794
Non recurring royalty reversal                               -           (339)             -           (339)          (339)
                                                   -----------    -----------    -----------    -----------    -----------

Gross profit                                             2,116          3,141            766          1,162          4,273
                                                   -----------    -----------    -----------    -----------    -----------

Operating expenses:
  Research and development                               1,559          1,686            618            423          2,129
  Less - grants and participation                         (370)          (202)          (159)          (202)          (283)
  Selling and marketing                                    933          1,934            296            209          2,178
  General and administrative                             1,152          1,020            337            315          1,317
  Restructuring and related costs                            -            592              -            325            678
                                                   -----------    -----------    -----------    -----------    -----------

Total operating expenses                                 3,274          5,030          1,092          1,070          6,019
                                                   -----------    -----------    -----------    -----------    -----------

Operating profit (loss)                                 (1,158)        (1,889)          (326)            92         (1,746)
Financial income (expenses), net                           (51)            82            (59)            69            109
Other income (expenses), net                                 -             55              -              5           (795)
                                                   -----------    -----------    -----------    -----------    -----------

Net earning (loss) from continuing segments             (1,209)        (1,752)          (385)           166         (2,432)
                                                   -----------    -----------    -----------    -----------    -----------

Net earning (loss) related to discontinuing
  segment                                                  (18)         2,114              -            442          2,036
                                                   -----------    -----------    -----------    -----------    -----------

Net loss                                           $    (1,227)   $       362           (385)           608           (396)
                                                   ===========    ===========    ===========    ===========    ===========

Basic and diluted net earning (loss) per share
  from continuing segment                          $     (0.29)   $     (0.49)   $     (0.09)   $      0.04    $     (0.66)
                                                   ===========    ===========    ===========    ===========    ===========

Basic and diluted net earning per share from
  discontinuing segment                             $        -    $      0.59    $         -    $      0.12    $      0.55
                                                   ===========    ===========    ===========    ===========    ===========

Basic and diluted net loss per share               $     (0.29)   $      0.10    $     (0.09)   $      0.16    $     (0.11)
                                                   ===========    ===========    ===========    ===========    ===========

Weighted average number of shares used in
  computing basic and diluted net earning (loss)
  per share                                          4,163,166      3,593,398      4,165,224      3,804,156      3,683,058
                                                   ===========    ===========    ===========    ===========    ===========